July 2, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tom Kluck, Legal Branch Chief

Re:	LaSalle Hotel Properties
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 22, 2012
File No. 001-14045

Dear Mr. Kluck:

This correspondence is our response to your comment letter dated June 18, 2012, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2011, filed on February 22, 2012. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.

Please note that we acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions concerning the response letter, please contact our outside counsel, Jeffrey M. Sullivan at Hunton & Williams LLP at (919) 899-3094, or me at (301) 941-1530.

Sincerely,

/s/ Bruce A. Riggins
Chief Financial Officer, Executive Vice President and Secretary

cc:	Securities and Exchange Commission
Duc Dang

Hunton & Williams LLP
Jeffrey M. Sullivan

KPMG LLP
Anthony L. Circolone

Annex A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.	You indicate that your increase in hotel operating revenues is primarily attributed to acquisitions. Please tell us if management analyzes same store RevPAR or similar same store measure to evaluate the operating performance and/or growth of properties that were owned in both periods evaluated.

Response: In reviewing the operating performance of our hotel portfolio, we focus on (i) each hotel property on an individual basis and (ii) the portfolio of hotel properties on an overall basis, and we believe the discussion of our operating performance in our periodic filings with the Commission is consistent with this focus. Of the 38 hotel properties in our portfolio, 10 properties have been acquired by us since January 1, 2010. These 10 properties constitute a significant portion of our overall portfolio and, therefore, substantially increased our hotel operating revenues over subsequent periods (having contributed $91.8 million to the 2011 increase in our hotel operating revenues, noted in our report). We have not developed a “core” or “same store” operating performance measurement and do not group our properties as “same store” or “comparable” when measuring performance, whether revenue per available room, average daily rate, occupancy or another statistic. We do not believe employing a same store measure would contribute significantly to our ability to identify property-specific strategies to improve operating results or make decisions that enhance the portfolio as a whole.